

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re:** **Unique Underwriters, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed February 13, 2012**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence each filed on February 13, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your next response letter, please sign the letter with your information, including the name of the entity that is writing the letter and the name of the person signing on behalf of the entity. Please also remove the signature block of the SEC from your letter. It is not appropriate to include our conformed signature in your response. Please re-file the response letter with this Amendment No. 8 to this Form S-1 and the response letter filed with your Amendment No. 7 to your Form S-1 on January 12, 2012 with the correct signature used therein.

2. Please only include comments from this letter in your response and do not include comments issued by the SEC Staff to a different registrant on a different filing in your response letter.

Risk Factors

3.  Please update your risk factors to include the most current information.  For example, on pages 7 and 8 you disclose your accumulated deficit as of June 30, 2011.  Please update this information to be as of December 31, 2011 and continue to update the information as your update your financial statements in future amendments.

Relationship with KCM Holdings and Donald Klein, page 12

4.  We note your response to our prior comment 3.  The sub-caption you have inserted is not appropriate, both because its intent should be to summarize a material risk relating to an investment in your common stock, and because your relationship with Mr. Klein appears to present such a material risk for which disclosure is required. Please amend this sub-caption so that it meets the requirements of Item 503(c) of Regulation S-K, including the fact that your prior relationship with Mr. Klein is a material risk to your business.  In addition, please address the following:

    - Identify the company that both Mr. Klein and Mr. Simpson worked at together in 2006, the positions that each held there, and the company that Mr. Simpson later joined.  Your biographical description of Mr. Simpson on page 48 does not specify any companies where he worked after 2001 other than The Simpson Sales Academy.  You should also therefore expand that description as appropriate.

    - You disclose that in June 2010, Mr. Klein spoke to a small group of about 40 UUI agents about the benefits of becoming a publicly traded company and that UUI was in the process of going public.  Please expand your disclosure to clarify whether Mr. Klein made any representations about the company or this process. Please disclose whether those agents subsequently purchased shares in the company.  If any representations were made that are not fully disclosed in this Form S-1, please disclose the representations.  Please also disclose all potential risks to the company that could result.

    - You describe KCM Holdings Corp.'s services as being, in part, "to provide corporate restructuring counseling . . . and assist UUI in the sale and transfer of assets." Please explain how you were engaged in any kind of "corporate restructuring" and "sale and transfer of assets," given that you were a start-up corporation and it does not appear that there were assets for sale or transfer.

    - Please disclose the name of the entity which you paid the $40,000 in compensation or whether it was paid to Mr. Klein personally or several affiliated entities, naming each entity.

The Business

Business Model, page 26

5. You disclose that you have agency agreements in place with insurance carriers and you provide a list of your carriers on page 27. Please confirm that you have agreements directly with all of these carriers and are not relying on your relationship with Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services. Alternatively, please clearly disclose the carriers which you have a direct contractual relationship and the carriers which you rely on Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services for a relationship.

Agent Network, page 28

6. Please expand your disclosure here to disclose that Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services, subsidiary of Educator Group Plans, also receive commissions on sales which originate from their leads.

Lead Generation, page 29

7. We note your response to our prior comment 8. Please be advised that the agency agreement you have filed as an exhibit has not been redacted by you and that therefore its terms are publicly accessible via EDGAR. Please expand your disclosure regarding your agreement with Educator Group Plans d/b/a Equita Mortgage Group to disclose the term and termination provisions of this agreement. Please clarify throughout that this agreement also governs your relationship with Senior Advisor Services since it is a subsidiary thereof.

8. On page 5, you disclose that the information acquired from Senior Advisor Services and Equita Mortgage Group is used to create direct mail campaigns. On page 29, you disclose that you purchase data for your direct mail campaigns from two sources: home purchases and public information, but you purchase "B" leads from Senior Advisor Services and Equita Mortgage Group. Please revise your disclosure to remove all inconsistencies, including:

   - Whether the data for your direct mail campaigns is purchased from Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services as a subsidiary thereof;

   - Whether you independently develop any leads, or whether 100% of your business is derived from your relationship with Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services as a subsidiary thereof; and

- If you do purchase data for your direct mail campaigns from Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services as a subsidiary thereof, please disclose whether Educator Group Plans is entitled to its 10-15% commission from any policies that result from the data provided.

9. We note your response to our prior comment 12. Please revise your disclosure in all relevant places in your registration statement to indicate the following:

- you are an independent contractor and agent of Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services; and

- the percent of your revenues that are derived from this agreement (including the revenue from the sale of leads and the revenue from any resulting policies) and the percent of your revenues that are derived from leads you have generated independent of this agreement (including the revenue from in-house generated leads not derived from Educator Group Plans data and the revenue from any resulting policies).

Please also include a risk factor that discloses the extent that your business is dependent upon your competitors, namely Equita Mortgage Group and Senor Advisor Services Inc. Please also disclose the termination provisions of your agreement in this risk factor.

10. Please indicate why you have not included Equita Mortgage Group or Senior Advisor Services Inc. as being among your principal competitors on page 31, given the similarity of your business models, including the high likelihood that your respective agents are utilizing the same leads.

11. You disclose on page 29 that Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services are entities owned by Richard Wolfe and Robert Myer. We also note that Richard Wolfe executed the contract with you as the President of Educator Group Plans, Insurance Services Inc. d/b/a Equita Mortgage Group. Please advise us if there is a familial relationship between Samuel Wolfe and Richard Wolfe. If so, then please expand your disclosure under "Certain Relationships and Related Transactions and Director Independence" on page 51 to disclose the information required by Item 404 of Regulation S-K, including:

- a description of the transaction;

- the relationship between Samuel Wolfe and Richard Wolfe;

- the fact that Samuel Wolfe is your CEO, President, 42% shareholder and a director and all positions held by Richard Wolfe at Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services;

- the interests of each of Richard Wolfe and Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services in the transaction with you;

- the approximate dollar value of the amount involved in the transaction;

- the approximate dollar value of the amount of each of Richard Wolfe and Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services' interest in the transaction, which shall be computed without regard to the amount of profit or loss; and

- any other information regarding the transaction or Richard Wolfe or Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.

12. We note your response to our prior comment 13 and your disclosure on pages 30-31. Please revise this disclosure so that it can be fully understood by the lay reader. Currently, it is replete with certain jargon and is not a complete narrative. Where there are certain phrases that you have not defined, e.g. travel lead requests, you should do so here. Please also revise the disclosure to remove the use of "(?)" and include a complete, but brief, description of the material terms of the memberships you offer.

Note 3 – Capital Stock, page 39

13. We acknowledge your response to our prior comment 20. We continue to believe that the stocks issued to founders should be valued as of the date of grant which would appear to be $0.15 based on shares issued in other transactions and your private placement. Please revise accordingly or provide us your accounting analysis specifically referencing the accounting literature you are basing your valuation upon.

14. You indicate in a note at the bottom of the Selling Security Holder Table that the company has issued an additional 1,401,817 shares per "Oral Agreements" with vendors and professional service providers. However, in the Table of Oral Agreements, the total number of shares disclosed totals 2,001,817 shares. Please explain the difference of 600,000 shares and why this amount is not included in your statement of shareholders equity.

15. It appears that the common shares issued to Christine Butcher and Robert and Michelle Wallace in November 2010 should be valued as of the date of grant which would appear to be $0.15 based on the value of the common shares issued in your private placement. Please revise accordingly or provide us your accounting analysis specifically referencing the accounting literature you are basing your valuation upon.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation Statements</u>
<u>Results of Operations, page 45</u>

16. Please disclose why you did not incur any expenses for commonly incurred business expenses, such as payroll and related taxes, computer/internet expenses, credit card processing fees, insurance expenses and professional fees for the six months ended December 31, 2010.  Please also disclose the reasons for the increase in these expenses for the six months ended December 31, 2011.

<u>Executive Compensation, page 49</u>

17. We note your response to our prior comment 17 and we re-issue this comment.  You must include footnote disclosure that addresses how the fair value of this stock award was made in accordance with FASB ASC Topic 718(e).  Please revise this disclosure accordingly.

<u>Exhibit 5.1</u>

18. We have reviewed your response to our prior comment 18 and the document filed as Exhibit 5.1. The document currently filed is not the opinion regarding legality that is required to be filed pursuant to Item 601(b)(5) of Regulation S-K.  Item 601(b)(5) of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable. Please review Item 601(b)(5) of Regulation S-K and the guidance provided in Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm, prior to counsel's preparation of its legal opinion. Please file an opinion regarding the legality of the shares with your next amendment that is consistent with this regulation and guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc:    Donald Mitchell Brown, Esq.
       McMullen Associates LLC
       10701 McMullen Creek Pkwy
       Charlotte, NC 28226